

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2013

Via E-mail
Mr. Edward J. Bonach
Chief Executive Officer
CNO Financial Group, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

> **Re: CNO Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 001-31792**

Dear Mr. Bonach:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Liabilities for Insurance Products—reserves for future payment of long-term care policy claims, page 57

1. Provide us proposed disclosure to be included in future periodic reports that shows, as of December 31, 2012 and 2011, of the following related to your long-term care business:
   - active life reserve;
   - the liability for due and unpaid claims;
   - claims in the course of settlement;
   - incurred but not reported claims; and

Mr. Edward J. Bonach
CNO Financial Group, Inc.
June 20, 2013
Page 2

- reserve for the present value of amounts not yet due on claims.

    For each category above, indicate in the proposed disclosure which line item in
    the balance sheet the amount is included and the significant assumptions used to
    arrive at the December 31, 2012 amounts. Further, where assumptions or
    estimates have changed from 2011 to 2012, discuss the effects on each category
    and on results of operations.

2. In the example where you indicate that an increase in the initial loss ratio would
   decrease earnings approximately $35 to $72 million, clarify in proposed
   disclosure to be included in future periodic reports whether this decrease in
   earnings is the total effect of the increase in the initial loss ratio over the life of
   the business and the timing of recognition (i.e. in one year, over the life of the
   business).

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Accounting for Long-term Care Premium Increases, page 128

3. Please refer us to the technical guidance upon which you relied and why you
   believe your accounting for long-term care premium increases under each
   policyholder option complies with GAAP. In this regard, you recognize premium
   rate increases as earned and do not reflect these increases prospectively in your
   reserves, while you follow a prospective revision methodology for policies
   subject to the Florida Order. Explain to us this apparent inconsistency in your
   accounting treatment for premium rate increases.

4. Income Taxes, page 164

4. Your reduction of the deferred tax valuation allowance in 2012 is in part based on
   projections of higher taxable income in future periods using your deferred tax
   valuation model. Please tell us why these projections are reasonable considering
   the decrease in your income before taxes in 2012 and that the valuation model that
   you used to determine estimated gross profits as a basis for amortizing deferred
   acquisition costs appears to have projected lower profits in future periods.

12. Statutory Information (Based on Non-GAAP Measures), page 191

5. Please provide us proposed disclosure to be included in future periodic filings of
   the amount of statutory capital and surplus necessary to satisfy regulatory
   requirements if significant in relation to the entity's statutory capital and surplus,
   as required under ASC 944-505-50-1b. If not significant, clarify in the proposed
   disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant